Exhibit (a)(5)(J)

EFiled: Mar 04 2019 03:40PM EST Transaction ID 63022266 Case No. 2019-0176-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DAVIS RODDEN, on behalf of himself and all other similarly situated stockholders of MAXWELL TECHNOLOGIES, INC.,

Plaintiff,
v.	C.A. No. __________

STEVEN BILODEAU, RICHARD
BERGMAN, JORG BUCHHEIM,
FRANZ J. FINK, BURKHARD
GOESCHEL, ILYA GOLUBOVICH and JOHN MUTCH,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Davis Rodden (“Plaintiff”), on behalf of himself and all other similarly situated public stockholders of Maxwell Technologies, Inc. (“Maxwell or the “Company”), brings the following Verified Class Action Complaint (the “Complaint”) against the members of the board of directors of Maxwell (the “Maxwell Board”) for breaching their fiduciary duties. The allegations of the Complaint are based on the knowledge of Plaintiff as to himself, and on information and belief, including the investigation of counsel and review of publicly available information, as to all other matters.

INTRODUCTION

1. This action arises from breaches of fiduciary duty by the Maxwell Board in connection with the filing of a Solicitation/Recommendation Statement (the “Solicitation/Recommendation Statement”) on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”) on February 20, 2019.

2. The Solicitation/Recommendation Statement relates to an exchange offer by Cambria Acquisition Corp. (the “Offeror”), a wholly-owned subsidiary of Tesla, Inc. (collectively referred to herein with the Offeror as “Tesla”), as disclosed in a Tender Offer Statement on Schedule TO filed by Tesla with the SEC on February 20, 2019, pursuant to which Tesla is offering to acquire all of the issued and outstanding shares of Maxwell common stock (the “Offer”).

3. Each Maxwell stockholder who participates in the Offer will receive, for each share of Maxwell common stock validly tendered and not withdrawn:

shares of Tesla Common Stock, $0.001 par value per share (“Tesla Common Stock”), equal to the quotient obtained by dividing $4.75 by the volume weighted average of the daily volume weighted average of the trading price of one (1) share of Tesla common stock as reported on the Nasdaq Global Select Market for the five (5) consecutive trading days ending on and including the second trading day immediately preceding the expiration of the Offer (the “Tesla Trading Price”), subject to the minimum, together with cash in lieu of any fractional shares of Tesla Common Stock (the “Offer Consideration”), without interest and less any applicable withholding taxes. In the event that the Tesla Trading Price is equal to or less than $245.90, the minimum will apply and each share of Maxwell Common Stock validly tendered and not validly withdrawn will be exchanged for 0.0193 of a share of Tesla Common Stock.

4. The Offer is being made pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated February 3, 2019 between Maxwell and Tesla. According to the Solicitation/Recommendation Statement, Tesla commenced the Offer on February 20, 2019, and the Offer will expire on March 19, 2019 (subject to extension in certain circumstances).

5. Further according to the Solicitation/Recommendation Statement, following the completion of the Offer the Offeror will be merged with and into Maxwell, with Maxwell surviving as a wholly-owned subsidiary of Tesla through a merger (the “Merger”) effected pursuant to Section 251(h) of the Delaware General Corporation Law. In the Merger, each then-outstanding share of Maxwell common stock (other than shares of Maxwell common stock held in treasury, by Tesla or Maxwell or their respective subsidiaries) will be cancelled and converted into the right to receive the Offer Consideration.1

6. The Solicitation/Recommendation Statement fails to disclose patently material information to Maxwell stockholders about Barclays Capital Inc. (“Barclays”), the sole financial advisor engaged by Maxwell in connection with the Proposed Transaction. Specifically, the Solicitation/Recommendation Statement fails to disclose to Maxwell stockholders the financial compensation that Barclays has received from each of Maxwell and Tesla through recent financial advisory engagements outside of the Proposed Transaction.

[1]	The Offer and Merger are collectively referred to herein as the “Proposed Transaction.”

7. This omitted information is patently material because it is imperative for Maxwell stockholders to be able to understand what factors might have influenced Barclays’ analytical efforts in providing a fairness opinion concerning the Proposed Transaction and the Offer Consideration. In order to fairly assess the Proposed Transaction and determine how to respond to the Offer, and to assess whether to rely on Barclays’ fairness opinion in making those decisions, Maxwell stockholders, such as Plaintiff, are entitled to know all material information concerning Barclays’ conflicts of interest with respect to the Proposed Transaction. Maxwell stockholders would find the information concerning Barclays’ conflicts of interest material in determining how to respond to the Offer.

THE PARTIES

8. Plaintiff is a stockholder of Maxwell and has owned Maxwell common stock at all material times alleged in this Complaint.

9. Relevant non-party Maxwell develops, manufactures and markets energy storage and power delivery products for transportation, grid energy storage, industrial and other applications. Maxwell is incorporated in Delaware and maintains its principal executive offices at 3888 Calle Fortunada, San Diego, California 92123. The Company’s common stock is publicly traded on the NASDAQ Global Market under the ticker symbol “MXWL.”

10. Defendant Steven Bilodeau has served as a member of the Maxwell Board since May 2016, and as Chairman of the Board since 2017.

11. Defendant Richard Bergman has served as a member of the Maxwell Board since May 2015.

12. Defendant Jörg Buchheim has served as a member of the Maxwell Board since July 2016.

13. Defendant Franz J. Fink (“Dr. Fink”) is Maxwell’s President and Chief Executive Officer (“CEO”), and has served as a member of the Maxwell Board since May 2014.

14. Defendant Burkhard Goeschel has served as a member of the Maxwell Board since February 2007.

15. Defendant Ilya Golubovich has served as a member of the Maxwell Board since May 2017.

16. Defendant John Mutch has served as a member of the Maxwell Board since April 2017.

17. The defendants listed in paragraphs 10 through 16 above are collectively referred to herein as the “Maxwell Board” or the “Individual Defendants.”

SUBSTANTIVE ALLEGATIONS

Maxwell Negotiates the Proposed Transaction with Tesla

18. According to the Solicitation/Recommendation Statement, “[i]n mid-2018, Tesla and Maxwell began a series of discussions in connection with a potential strategic commercial relationship.”

19. The Solicitation/Recommendation Statement reports that, on December 12, 2018, “Brian Scelfo of Tesla contacted Dr. Fink to convey Tesla’s interest in a potential acquisition of Maxwell rather than pursuing a strategic commercial relationship.”

20. The Solicitation/Recommendation Statement details how, on December 13, 2018, the Maxwell Board held a meeting to discuss, among other things, “various considerations in determining whether to engage in discussions regarding a potential sale of Maxwell and in particular with entering into negotiations with Tesla, including whether and how to respond to any proposal that may be received from Tesla . . . .” During the meeting, representatives from Barclays “previewed certain financial information and metrics, based on publicly available information and information provided to Barclays by Maxwell management regarding the various alternatives available to Maxwell, including moving forward as a standalone company or a potential sale of the company.”

21. Over the following weeks, the Solicitation/Recommendation Statement details how the Maxwell Board rejected several offers from Tesla to acquire the Company, including an offer from Tesla to acquire 100% of the outstanding shares of Maxwell common stock at a per share purchase price of $4.35.

22. On December 28, 2018, according to the Solicitation/Recommendation Statement, the Maxwell Board approved the formation of a Strategic Transaction Committee of the Maxwell Board (the “Strategic Transaction Committee”).

23. The Solicitation/Recommendation Statement reports that, on January 8, 2019, “Barclays provided the Maxwell Board a document that disclosed its relationships with two potential parties that were identified as potential acquirers of Maxwell, including Tesla.”

24. Further according to the Solicitation/Recommendation Statement, on January 16, 2019, “based on a number of factors discussed and reviewed by the Maxwell Board, representatives of Barclays and members of management, Maxwell provided a written response to Tesla proposing a counteroffer of $4.75 per share . . . .”

25. On January 18, 2019, according to the Solicitation/Recommendation Statement, “Mr. Scelfo, on behalf of Tesla, delivered a revised non-binding letter of intent to Dr. Fink. The offer continued to be an acquisition of 100% of the outstanding shares of capital stock of Maxwell. In the non-binding letter of intent, Tesla indicated a new per share purchase price of $4.75.”

26. The Solicitation/Recommendation Statement reports that, on January 19, 2019, the Strategic Transaction Committee held a meeting attended by Maxwell management, Barclays, and the Company’s legal representatives. During that meeting “[r]epresentatives from Barclays previewed certain information and metrics relating to a fixed value construct and price collars that would fix the per share value at $4.75 and determine the number of Tesla shares to be issued at closing rather than at signing.”

27. According to the Solicitation/Recommendation Statement, on January 23, 2019, “Maxwell and Tesla entered into the non-binding letter of intent and an exclusivity and non-solicitation agreement with Tesla providing for exclusive negotiations through February 21, 2019.”

28. On February 2, 2019, the Strategic Transaction Committee held a special meeting. According to the Solicitation/Recommendation Statement, during the meeting Barclays, among other things, “reviewed certain financial metrics and provided an overview of its preliminary financial analyses with respect to the proposed transaction.”

29. Further according to the Solicitation/Recommendation Statement, on February 3, 2019, the Strategic Transaction Committee held another special meeting. During that meeting “[r]epresentatives of Barclays presented its financial analyses, based on publicly available information and information provided to Barclays by Maxwell management, of the consideration to be received by Maxwell’s stockholders . . . .” Subsequently, the Strategic Transaction Committee made certain recommendations to the Maxwell Board in favor of the Proposed Transaction.

30. Immediately following the meeting of the Strategic Transaction Committee, the full Maxwell Board held a special meeting. According to the Solicitation/Recommendation Statement, during that meeting:

Representatives of Barclays presented its financial analyses, based on publicly available information and information provided to Barclays by Maxwell management, regarding the consideration to be received by Maxwell’s stockholders pursuant to the final form of the definitive merger agreement, and the final financial terms of Tesla’s offer, including the Offer Consideration. . . . Representatives of Barclays then rendered Barclays’ oral fairness opinion to the Maxwell Board, subsequently confirmed by delivery of a written opinion dated February 3, 2019, to the effect that, as of the date of such opinion and based upon and subject to the various qualifications, factors, limitations and other matters set forth therein, from a financial point of view, the Offer Consideration per share of Maxwell common stock (the “Offer Consideration per share”) to be offered to the holders (other than Tesla and its affiliates) of Maxwell common stock pursuant to the merger agreement was fair to such holders.

Following discussion, the Maxwell Board: (i) “determined that the terms of the transactions contemplated by the merger agreement, including the offer and the merger, are fair to and in the best interests of Maxwell and its stockholders”; (ii) “determined that it is in the best interests of Maxwell and its stockholders, and declared it advisable, to enter into the merger agreement”; and (iii) approved the execution and delivery by Maxwell of the merger agreement.”

31. Finally, according to the Solicitation/Recommendation Statement, on February 3, 2019, “Maxwell and Tesla signed the definitive merger agreement and, before the open of markets on February 4, 2019, Maxwell issued a press release announcing the transaction.” According to the press release, Barclays purportedly “served as independent advisor to Maxwell in connection with the transaction.”

Barclays Served as Maxwell’s Sole Financial Advisor in Connection with the Proposed Transaction

32. As detailed above, Barclays served as Maxwell’s sole financial advisor in connection with the Proposed Transaction.

33. Also as detailed above, and with respect to the Proposed Transaction, on February 3, 2019, Barclays’ provided a fairness opinion to the Maxwell Board stating, among other things, that “the Offer Consideration per share of Maxwell common stock . . . to be offered to the holders (other than Tesla and its affiliates) of Maxwell common stock pursuant to the merger agreement was fair to such holders.”

¶ 3

34. In connection with the Proposed Transaction, Maxwell agreed to pay Barclays for its advisory services an aggregate fee “currently estimated” at approximately $4.87 million, of which $4.37 million – or 89.7% – is contingent upon the consummation of the Proposed Transaction.

35. Barclays’ incentive to see the Proposed Transaction consummated frames its credibility as an adviser to the Maxwell Board on the Proposed Transaction.

Maxwell Issues the Materially Deficient Solicitation/Recommendation Statement Which Omits Plainly Material Information

36. In connection with the Proposed Transaction, on February 20, 2019, Maxwell filed a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9.

37. The Solicitation/Recommendation Statement fails to disclose plainly material information necessary to permit Maxwell stockholders to make an informed decision about the Proposed Transaction and determine how to respond to the Offer.

38. Specifically, the Solicitation/Recommendation Statement fails to disclose the amount of financial compensation that Barclays has received from each of Maxwell and Tesla in connection with recent prior financial engagements outside of the Proposed Transaction. In relevant part, the Solicitation/Recommendation Statement discusses Barclays’ prior financial engagements as follows:

Barclays has performed various investment banking and financial services for Maxwell, Tesla and their affiliates in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, Barclays has performed the following investment banking and financial services: (i) acted as bookrunner in connection with Tesla’s offering of $1.0 billion convertible notes in March 2017; (ii) acted as an underwriter in connection with Tesla’s $402.5 million follow-on offering in March 2017; (iii) acted as financial advisor in connection with [] Maxwell’s Defense Advisory Settlement entered into in April 2017; (iv) acted as joint bookrunner in connection with Tesla’s inaugural high yield offering of $1.80 billion senior notes due 2025 in August 2017; (v) acted as an underwriter in connection with [] Maxwell’s $46.0 million senior unsecured convertible notes offering in October 2017; (vi) acted as an underwriter in connection with [] Maxwell’s $23.0 million follow-on offering in August 2018; and (vii) acted as financial advisor in connection with [] Maxwell’s divestiture of its high voltage capacitors business in December 2018. (Emphasis added)

39. The Solicitation/Recommendation Statement also fails to disclose the amount of financial compensation that Barclays has received (or expects to receive) from each of Maxwell and Tesla in connection with current financial engagements outside of the Proposed Transaction. Instead, the Solicitation/Recommendation Statement states:

In addition, (i) Barclays is currently engaged by [] Maxwell to advise on certain corporate defensive advisory matters should they arise and we would receive customary fees in connection therewith; (ii) an affiliate of Barclays acts as a lender under Tesla’s $1.2 billion revolving credit facility which expires in June 2020; (iii) in addition to the lending relationship with Tesla specified in the preceding clause, an affiliate of Barclays also acts as a lender in connection with two other facilities with different entities affiliated with Tesla, both of which expire in August 2019; and (iv) Barclays remains in contact with Tesla concerning the possible future provision of investment banking and financial services. (Emphasis added)

40. Because the Solicitation/Recommendation Statement fails to disclose to Maxwell stockholders the amounts of financial compensation that Barclays has received (or expects to receive) from each of Maxwell and Tesla outside of the Proposed Transaction, the Solicitation/Recommendation Statement also necessarily fails to properly disclose Barclays’ conflicts of interest with respect to the Proposed Transaction and the parties to the Proposed Transaction.2

41. The information omitted from the Solicitation/Recommendation Statement concerning Barclays’ financial compensation received from each of Maxwell and Tesla is patently material to Maxwell stockholders in evaluating the Proposed Transaction and determining how to respond to the Offer because it directly impacts the motivations of Barclays in its role as Maxwell’s sole financial advisor in connection with the Proposed Transaction. In order to fairly assess the

[2]

Delaware courts have repeatedly found that the failure to disclose this type of information gives rise to colorable disclosure claims. See, e.g, In re Ness Techs, 2011 Del. Ch. LEXIS 107, at **10-11 (noting that “[i]f the amount of business that one of the financial advisors has done with CVCI or its affiliates is material, then the failure to disclose fully the extent of that business could violate the duty of disclosure.”); Ortsman v. Green, 2007 Del. Ch. LEXIS 29 (Del. Ch. Feb. 28, 2007) (finding “colorable disclosure claims” where the company’s directors allegedly failed to disclose the amount of fees paid to the company’s financial advisor, whether the fees were conditioned on rendering a fairness opinion, and the amount of fees earned by the company’s financial advisor in past transactions). Proposed Transaction and determine how to respond to the Offer, and to assess whether to rely on Barclays’ fairness opinion in making that determination, Maxwell stockholders, such as Plaintiff, are entitled to know all material information concerning Barclays’ conflicts of interest.[3]

Proposed Transaction and determine how to respond to the Offer, and to assess whether to rely on Barclays’ fairness opinion in making that determination, Maxwell stockholders, such as Plaintiff, are entitled to know all material information concerning Barclays’ conflicts of interest.3

42. Without disclosure of this information, Maxwell stockholders are left guessing as to whether Barclays’ conflicts of interest tainted the process, and will be unable to make an informed decision as to the Proposed Transaction and determine how to respond to the Offer.4

CLASS ACTION ALLEGATIONS

43. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other holders of Maxwell common stock (except Defendants herein and any persons, firm, trust, corporation or other entity related to or affiliated with them and their successors in interest) who are or will be threatened with injury arising from Defendants’ wrongful actions, as more fully described herein (the “Class”).

[3]

See e.g., In re John Q. Hammons Hotels Inc. S’holder Litig., 2009 Del Ch. LEXIS 174 at *55 (Del. Ch. Oct. 2, 2009) (“This Court . . . has stressed the importance of disclosure of potential conflicts of interest of financial advisors.”); Vento v. Curry, 2017 Del. Ch. LEXIS 45, at *6 (Del. Ch. Mar. 22, 2017) (“It is well established under Delaware law that ‘[b]ecause of the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives, this Court has required full disclosure of investment banker compensation and potential conflicts.’”) (internal citation omitted).

[4]

See, e.g., David P. Simonetti Rollover IRA v. Margolis, 2008 Del. Ch. LEXIS 78 at *24 (Del. Ch. June 27, 2008) (“The financial advisor’s opinion of financial fairness for a proposed transaction is one of the most important process-based underpinnings of a board’s recommendation of a transaction to its stockholders and, in turn, for the stockholders’ decisions on the appropriateness of the transaction. Thus, it is imperative for the stockholders to be able to understand what factors might influence the financial advisor’s analytical efforts.”).

44. This action is properly maintainable as a class action.

45. The Class is so numerous that joinder of all members is impracticable.

46. There are hundreds of Maxwell stockholders who are scattered throughout the United States. As of February 11, 2019, over 46 million shares of Maxwell common stock were issued and outstanding.

47. There are questions of law and fact common to the Class, including, inter alia, whether:

a.

The Individual Defendants breached their fiduciary duties by failing to disclose all material information necessary to allow Maxwell stockholders to make a fully informed decision as to the Proposed Transaction and Offer;

b.	Plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages; and

c.	Plaintiff and the other members of the Class will be damaged irreparably by the Individual Defendants’ conduct.

48. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

49. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants or adjudications with respect to individual members of the Class that would as a practical matter be disjunctive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

50. Plaintiff and the Class have no adequate remedy at law.

COUNT I

DIRECT CLAIM FOR BREACH OF FIDUCIARY DUTY

AGAINST THE INDIVIDUAL DEFENDANTS

51. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

52. The Individual Defendants, as Maxwell directors, owe the Class the utmost fiduciary duties of due care, good faith, candor and loyalty.

53. The Individual Defendants failed to fulfill their fiduciary duties in connection with the Proposed Transaction by failing to disclose all material information necessary to allow Maxwell stockholders to make an informed decision concerning the Proposed Transaction and how to respond to the Offer.

54. As a result of the Individual Defendants’ breaches of fiduciary duty, the Class will be harmed by virtue of being deprived of their right to make a fully informed decision concerning the Proposed Transaction and determining how to respond to the Offer.

55. Plaintiff and the Class have no adequate remedy at law.

RELIEF REQUESTED

WHEREFORE, Plaintiff demands judgment as follows:

a.	Finding the Individual Defendants liable for breaching their fiduciary duties owed to the Class;

b.	Certifying the proposed Class;

c.	Awarding Plaintiff the costs and disbursements of this action, including attorneys’, accountants’, and experts’ fees; and

d.	Awarding such other and further relief as is just and equitable.

Dated: March 4, 2019	Respectfully submitted,

COOCH AND TAYLOR, P.A.

/s/ Blake A. Bennett
Blake A. Bennett (#5133)
Of Counsel:	The Brandywine Building
1000 West Street, 10th Floor
D. Seamus Kaskela	Wilmington, DE 19801
KASKELA LAW LLC	(302) 984-3800
18 Campus Boulevard, Suite 100
Newtown Square, PA 19073	Counsel for Plaintiff
(888) 715-1740

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